UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On January 6, 2012, AutoChina International Limited (the “Company”) issued a press release; (1) announcing that it achieved its operational guidance for the year ended December 31, 2011, by leasing an aggregate of 10, 935 commercial vehicles during the year, and operating an aggregate of 506 commercial vehicle financing and service centers (including 121 new commercial vehicle financing and service centers during the fourth quarter) as of December 31, 2011; (2) providing an update on the SEC investigation, including announcing that the Company has received and responded to a “Wells Notice” from the SEC staff; (3) providing an update on the NASDAQ appeal process; and (4) announcing that the Company’s Chairman and CEO, Mr. Yong Hui Li, intends to purchase $4 million or more of Company stock over the coming weeks. A full copy of the press release is attached here to as Exhibit 99.1.

Exhibits.

99.1           Press Release, dated January 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: January 10, 2012	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer

Exhibits.

99.1           Press Release, dated January 6, 2012.